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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46958

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/09____ AND ENDING____12/31/09____
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KGW CAPITAL CORPORATION

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
  5 HAMPTON CLOSE

FIRM I.D. NO.

(No. and Street)

WESTHAMPTON BEACH   NY   11978
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  KENNETH G. WALKER   (631) 288-3562
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  KIRK, SUMMA & CO., LLP

(Name – if individual, state last, first, middle name)

ONE DANSBURY SQUARE	EAST STROUDSBURG	PA	18301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 5 2010

Washington, DC
121

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH G. WALKER , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KGW CAPITAL CORPORATION , as of DECEMBER 31 , 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

STEPHANIE SOTO
Notary Public - State of New York
NO. 01SO6199602
Qualified in Bronx County
My Commission Expires _____

_____
Notary Public   2/19/10

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KGW CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

CONTENTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 307
ONE DANSBURY SQUARE
EAST STROUDSBURG, PENNSYLVANIA 18301
570-421-0753
FAX # 570-421-3615

OTHER OFFICES

ALLENTOWN, PA
610-770-9889

BRODHEADSVILLE, PA
570-992-5876

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
KGW Capital Corporation

We have audited the accompanying statements of financial condition of KGW Capital Corporation as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of KGW Capital Corporation as of December 31, 2008, were audited by other auditors whose reported date February 17, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KGW Capital Corporation at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kirk, Summa & Co., LLP

February 12, 2010
East Stroudsburg, PA

MEMBER OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

KGW CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	$ 59,717	$ 85,841
Investment securities	49,550	61,775
TOTAL CURRENT ASSETS	109,267	147,616
TOTAL ASSETS	$ 109,267	$ 147,616
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 3,000	$ 3,050
Accrued franchise tax	300	300
TOTAL CURRENT LIABILITIES	3,300	3,350
STOCKHOLDER'S EQUITY		
Common stock $1 par value, 3,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in-capital	40,500	40,500
Retained earnings	64,467	102,766
TOTAL STOCKHOLDER'S EQUITY	105,967	144,266
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 109,267	$ 147,616

The accompanying notes are an integral part of these financial statements.

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KGW CAPITAL CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES		
Fee income	$ -	$ 18,000
Interest income	179	1,098
Unrealized (loss) on securities	(12,225)	(61,950)
TOTAL REVENUES	(12,046)	(42,852)
EXPENSES		
Professional fees	4,138	3,250
NASD fees	592	595
Telephone and other	723	683
Corporate franchise fees	300	300
Consulting (shareholders)	-	12,000
Consulting - other	-	225
TOTAL EXPENSES	5,753	17,053
NET (LOSS)	$ (17,799)	$ (59,905)

The accompanying notes are an integral part of these financial statements.

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KGW CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount		
Balances at December 31, 2008	1,000	$ 41,500	$ 102,766	$ 144,266
Net Income(Loss)	-	-	(17,799)	(17,799)
Shareholder distributions	-	-	(20,500)	(20,500)
Balance at December 31, 2009	1,000	$ 41,500	$ 64,467	$ 105,967

The accompanying notes are an integral part of these financial statements.

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KGW CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from operations	$ -	$ 18,000
Interest received	179	1,098
Cash paid for services and expenses	(5,803)	(16,853)
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(5,624)	2,245
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder distributions	(20,500)	-
NET CASH USED FOR FINANCING ACTIVITIES	(20,500)	-
NET INCREASE (DECREASE) IN CASH	(26,124)	2,245
CASH AT BEGINNING OF YEAR	85,841	83,596
CASH AT END OF YEAR	$ 59,717	$ 85,841
Reconciliation of net income to net cash provided by operating activities:		
Net (loss)	$ (17,799)	$ (59,905)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Unrealized loss on investments	12,225	61,950
Increase (decrease) in accrued expenses	(50)	200
Net cash provided by (used for) operating activities	$ (5,624)	$ 2,245

The accompanying notes are an integral part of these financial statements.

KIRK, SUMMA & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KGW Capital Corporation (the "Company") was organized on January 19, 1994 under the laws of the State of Delaware. Since December 21, 1994 the Company has been in the business of acting as a registered broker-dealer.

Accounting Method

Revenue is recognized when earned and expenses are recognized when they are incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company has elected under Internal Revenue Code Section 1362(a) and under Section 660 of Article 22 of the New York State law to be taxed as a small business corporation whereby income is taxed directly to the stockholders. Therefore, no provision or benefit for income taxes has been included in these financial statements.

NOTE 2 – INVESTMENTS

Investments as December 31, 2009 consist of 2,500 shares of common stock of the NASDAQ Stock Market, Inc. (NASDAQ) acquired in a private placement issue and through the exercise of warrants which were also acquired in the private placement issue.

The stock is recorded at its fair market valuation.

NOTE 3 – CONCENTRATIONS

Financial instruments which potentially subject the Company to a concentration of credit risk are money market accounts and checking accounts with major financial institutions. These financial institutions have strong credit ratings and management believes that credit risk related to those accounts are minimal.

Fee income was earned from no clients in 2009 and one client in 2008.

KIRK, SUMMA & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

SUPPLEMENTARY SCHEDULES

KGW CAPITAL CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN
ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Aggregate indebtedness:		
Total liabilities from balance sheet	$ 3,300	$ 3,350
Net capital:		
Stockholder's equity from balance sheets	105,967	144,266
Haircuts:		
NASDAQ stock	(13,226)	(16,369)
NET CAPITAL	$ 92,741	$ 127,897
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $3,350 and $3,150, respectively)	$ 220	$ 223
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	87,741	122,897
Excess net capital at 1,000%	$ 92,741	$ 127,897
Ratio:		
Aggregate indebtedness to net capital	.036:1	.026:1

Note: There are no differences between the above computation and the computation of net capital as of December 31, 2009 and 2008 previously filed by KGW Capital Corporation on Form X-17A-5.

KIRK, SUMMA & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 307
ONE DANSBURY SQUARE
EAST STROUDSBURG, PENNSYLVANIA 18301
570-421-0753
FAX # 570-421-3615

OTHER OFFICES

ALLENTOWN, PA
610-770-9889

BRODHEADSVILLE, PA
570-992-5876

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3</u>

To the Shareholder of
KGW Capital Corporation

In planning and performing our audit of the accompanying financial statements and supplementary schedule of KGW Capital Corporation (the Company), as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and Is not intended to be and should not be used by anyone other than these specified parties.

Kirk, Summa & Co., LLP

February 12, 2010
East Stroudsburg, PA

KGW CAPITAL CORPORATION
FINANCIAL STATEMENT DISTRIBUTION LIST
DECEMBER 31, 2009

<u>Copies</u>

KGW Capital Corporation
5 Hampton Close
Westhampton Beach, NY 11978.. 3

FINRA/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Herani Dansamo 1

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549.. 2

Securities and Exchange Commission
George S. Canellos, Regional Director
3 World Financial Center, Suite 400
New York, NY 10281-1022 1

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